UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-6 or 15d-16 of
The Securities Exchange Act of 1934

March 31, 2003

Aktiebolaget Volvo\Publ\
(Exact name of registrant as specified in its charter)

40508 Goteborg Goteborg, Sweden
(Address of principal executive offices)

000-12828
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

Item 5

   On April 28, 2003 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

Item 7. Financial Statements and Exhibits.

(c)     Exhibit 99.1. Press release dated April 28, 2003

AB Volvo

Press Information
Volvo - three months ended March 31, 2003

	First three months
	2003	2002

Net sales, SEK M	40 931	40 385
Operating income, SEK M	909	(362)
Income after financial items, SEK M	757	(618)
Net income, SEK M	506	(746)
Sales growth, %	1.4	(7.7)
Income per share during the first quarter, SEK	1.20	(1.80)
Return on shareholders' equity during most recent 12 months period, %	3.3	(1.6)

  Net sales for the first quarter 2003 amounted to SEK 40,931 M (40,385).
  Strong improvement in earnings, improved Truck result in Europe, reduced losses in North America and increased profitability within Volvo CE.
  Production changeover in North America completed.
  Net income improved to SEK 506 M (loss: 746).
  Income per share for the first three months amounted to SEK 1.20 (loss: 1.80).
  Cash flow after net investments excluding Financial Services amounted to a negative SEK 2.2 billion in the first quarter (2.5).

Comments by the Chief Executive Officer

Large parts of the Group posted improved earnings during the first quarter, despite continued weak demand. This improvement was the result of favorable demand for new products and measures to enhance efficiency.

The truck operations improved considerably. Volvo Trucks' sales and earnings in Europe were strong and Renault Trucks continued to increase profitability. In North America Trucks reduced losses and Financial Services returned to profitability in the first quarter.

Volvo CE increased sales and earnings despite continued weak market for construction equipment in Europe and North America.

The travel and tourist industry remained under severe pressure, which was further intensified by preparations for war in Iraq during the first quarter. The weak demand for travels continued to hold back sales for both Volvo Buses and Volvo Aero.

Volvo Penta continued to cope with weakening markets and succeeded once again in increasing operating income during the quarter, despite a slight downturn in sales. An all-time high in order bookings was recorded.

The Group's product renewal continued to be successful. Volvo Trucks' new models gained market shares in both North America and Europe and Volvo Penta's new marine diesel engines received a highly favorable response. Volvo CE's new product program increased its share of the market in several important areas and was further strengthened by a new series of medium range wheel loaders launched in the first quarter.

Demand in Asia and Eastern Europe remained strong. Production began in Volvo CE's new plant in Shanghai that is established to meet the rapidly growing demand for excavators in China. Volvo Trucks opened an assembly plant in Russia during the first quarter intended to further strengthen its position in the Russian market. Strengthening of Renault Trucks' sales organization in Eastern Europe contributed to a strong increase in exports to the region, particularly of medium-duty trucks.

The major optimization of the North American sales and distribution network that was initiated during 2002 continues. 55 percent of all Mack and Volvo trucks sold in the US and Canada are now distributed through shared dealers. We are aiming at concluding the dealer optimization during 2003. Volvo CE is working to strengthen weak links in the North American dealer network following a four-year decline. In Europe, AB Volvo announced on March 13, that it plans to make a public offer to acquire Bilia's truck and construction equipment operations. AB Volvo intends to streamline its operations by way of exchanging its holding in Bilia's automobile operations for Bilia's truck and construction equipment operations. Bilia is the largest Volvo truck dealer in Europe.

Although they differ in character, the objective of these measures is to improve and assure quality in customer service.

Cash flow was negative during the seasonally weak first quarter. However, this does not change our strong focus on measures to improve capital efficiency.

Looking ahead, we see many uncertain factors. It is difficult to foresee the political consequences of the new situation in the Middle East and how this in turn will affect the global economy. We have experienced a wait-and-see attitude during the first quarter among customers in several markets. The viral outbreak of SARS was also contributing to the current uncertainty, particularly for the travel and tourist industry. These uncertain conditions naturally make planning of capacity more difficult.

At present, we expect that the market for heavy trucks in Western Europe will decline by about 5 to 10 percent corresponding to a level around 200,000 trucks in 2003. We estimate that the market for heavy trucks in North America will end up slightly down at about 172,000 trucks in 2003. Our readiness to adapt operations to changes in demand remains high.

Leif Johansson

Significant events during the first quarter of 2003

Volvo Aero signs overhaul contracts

Volvo Aero signed an agreement with German MTU Aero Engines to manufacture components for the GP 7000, an engine intended for Airbus's forthcoming A380 jumbo jet. Volvo Aero will produce the LPT (low-pressure turbine) case over a 15-year period. Volvo Aero is already a partner in the Rolls-Royce Trent 900 engine program, the second engine alternative for the A380. During the period, the first development hardware was delivered to Rolls-Royce in England. Volvo Aero also signed two contracts, with a combined value of more than SEK 280 M, covering overhaul of JT9D engines for General Electric and the UK freight carrier MK-Airlines.

AB Volvo intends to make a public offer for Bilia's truck and construction equipment operations

On March 13, AB Volvo announced that it plans to make a public offer for Bilia's truck and construction equipment operations. To streamline its own operations, AB Volvo intends to exchange its holding of Bilia's automobile operations for Bilia's truck and construction machinery operations.

Bilia is a leading service supplier and dealer for automobiles, trucks and construction equipment. Bilia operates in the Nordic region and in about ten other European countries. With 43% of the capital and voting rights, Volvo is the largest shareholder in Bilia.

Volvo Trucks and Sistema start production of heavy trucks in Russia

Volvo Trucks becomes the first Western truck manufacturer to start production under its own name in Russia. This move is the result of a joint venture with Russian partner AFK Sistema. The new assembly facility for heavy trucks was inaugurated on March 20, in Zelenograd, just north of Moscow. The new factory will produce both the Volvo FH (tractor) and the Volvo FM (rigid). Capacity during the first year of production will be 200-300 vehicles.

Volvo CE starts production of excavators in China

The first Volvo Excavator built in Volvo CE's new factory located in the Pudong area outside Shanghai in China left the production line in the beginning of April. The new factory will have a production capacity of a couple of thousand units per year. Initial production will focus on the recently launched 20 ton class B series crawler excavator developed at Volvo CE's global center for excavators in Korea. Today, Volvo CE has five branches and twelve dealers in China.

New appointments

At the Annual General Meeting Neelie Kroes and Haruko Fukuda were appointed members of AB Volvo's Board of Directors. Stefano Chmielewski has been appointed president of Renault Trucks and member of the Volvo Group Executive Committee effective as of May 1, 2003. He succeeds Philippe Mellier who was appointed President of Alstom Transport. In the beginning of 2003 Tryggve Sthen left Volvo for a new appointment as President of SKF Automotive Division. Håkan Karlsson, will assume the position of president of Volvo Bus Corporation on June 1 and will become a member of the Group Executive Committee. He succeeds Jan Engström who will assume another position within the Volvo Group. Håkan Karlsson is currently president of Volvo Logistics, a Group-wide unit responsible for transportation and logistics.

The Volvo Group - first three months 2003

Net sales

Net sales of the Volvo Group for the first quarter of 2003 amounted to SEK 40,931 M, compared with SEK 40,385 M in 2002. This represents an increase of 10% adjusted for changes in currency rates. The rise in net sales after currency effects is largely attributable to increased truck deliveries and higher sales of construction equipment.

Net sales of Trucks amounted to SEK 27,393 M, an increase of 12% adjusted for currency effects compared with the year-earlier period. Deliveries in Europe rose 14% following low deliveries in 2002 as a result of the production changeover for the new Volvo FH/FM trucks. Sales in Eastern Europe posted a strong increase. Deliveries in North America decreased to 6,479 vehicles (7,442).

Net sales of Buses for the first quarter of 2003 amounted to SEK 2,966 M, up 3% adjusted for currency effects. Adjusted for currency effects, net sales for Volvo CE were up 17%. Volvo Penta's and Volvo Aero's sales increased by 7% and 4%, respectively.

The Group's net sales in Western Europe increased by 12%, partly as a result of the production change over to the Volvo FH/FM trucks in the first quarter of 2002. Net sales in North America were down 20% due to lower USD exchange rates and to lower deliveries of vocational trucks. Sales in South America declined 30%, while growth was noted in Eastern Europe and Asia.

The distribution of net sales by market is further specified in the table below:
Net sales by market area	First three months		Change
SEK M	2003	2002	in %	% of total
Western Europe	23 665	21 097	+12	58
Eastern Europe	1 701	1 318	+29	4
North America	9 349	11 738	-20	23
South America	853	1 211	-30	2
Asia	2 988	2 650	+13	7
Other markets	2 375	2 371	+0	6
Total	40 931	40 385	+1	100

Operating income

Operating income for the first quarter of 2003 amounted to SEK 909 M, compared with an operating loss of SEK 362 M in the year-earlier period.

Trucks' operating income for the first quarter of 2003 was SEK 527 M (loss: 474). The strong earnings in Europe continued, primarily for Volvo Trucks but also Renault Trucks contributed positively with improved margins. In the US, Mack had three non-production weeks at the assembly plant in Macungie, Pennsylvania. Earnings in the first quarter of 2002 were adversely affected by the production changeover to the new Volvo FH/FM in Europe.

Volvo CE reported operating income of SEK 140 M in the first quarter compared with a loss of SEK 131 M in the year-earlier period. The improvement was mainly due to resolved ramp up issues that had a negative impact on 2002 earnings. Earnings within Buses showed a slight improvement and operating loss amounted to SEK 83 M in the quarter compared with a loss of SEK 94 M in the year-earlier period. Earnings for Volvo Penta remained favorable, with an operating margin of 8.3% in the first quarter of 2003. Volvo Aero posted an operating loss of SEK 6 M (income: 78) due to weaker demand and a weaker USD. Financial Services operating income rose to SEK 212 M (115) in the first quarter. Operating loss for other operations amounted to SEK 40 M in the first quarter of 2003 (2).

Operating income for the Group in the first quarter of 2003 included capitalization of development costs, net of amortization, totaling SEK 80 M compared with SEK 334 M in the year-earlier period.

Other operating expenses declined to SEK 258 M in the first quarter (1,094). The decline is mainly attributable to forward exchange contracts, however, the total effect on operating income from changed exchange rates was slightly negative compared with the year-earlier period.

Operating income by business area is further specified in the table below:

Operating income	First three months
SEK M	2003	2002
Trucks	527	(474)
Buses	(83)	(94)
Construction Equipment	140	(131)
Volvo Penta	159	146
Volvo Aero	(6)	78
Financial Services	212	115
Other	(40)	(2)
Operating income	909	(362)

Net interest expense

Net interest expense for the first quarter of 2003 increased to SEK 167 M compared with SEK 69 M in the fourth quarter of 2002. The increase was mainly due to higher net financial debt combined with lower yield on financial assets. Net financial debt increased as a result of increased provisions for pensions and other post-employment benefits combined with a negative cash flow in the first quarter.

Taxes

During the first quarter of 2003, a tax expense of SEK 244 M was reported (118), mainly relating to current tax expenses in subsidiaries outside Sweden.

Consolidated income statements*	First three months
SEK M	2003	2002
Net sales	40 931	40 385
Cost of sales	(33 314)	(33 205)
Gross income	7 617	7 180
Research and development expenses	(1 769)	(1 505)
Selling expenses	(3 597)	(3 797)
Administrative expenses	(1 304)	(1 277)
Other operating income and expenses	(258)	(1 094)
Income from Financial Services	212	115
Income from investments in associated companies	2	16
Income from other investments	6	0
Operating income	909	(362)
Interest income and similar credits	284	266
Interest expenses and similar charges	(451)	(514)
Other financial income and expenses	15	(8)
Income after financial items	757	(618)
Taxes	(244)	(118)
Minority interests in net (income) loss	(7)	(10)
Net income	506	(746)

Income per share, SEK	1.20	(1.80)
* Financial Services reported in accordance with the equity method.

Key operating ratios, Volvo Group	First three months
%	2003	2002
Sales growth	1.4	(7.7)
Gross margin	18.6	17.8
Research and development expenses in % of net sales	4.3	3.7
Selling expenses in % of net sales	8.8	9.4
Administrative expenses in % of net sales	3.2	3.2
Operating margin	2.2	(0.9)

Condensed income statement - Financial Services	First three months
SEK M	2003	2002
Net sales	2 317	2 448
Income after financial items	212	115
Taxes	(71)	(27)
Net income	141	88

Key ratios - Financial Services	March 31	Dec 31
12 months figures unless otherwise stated	2003	2002
Return on shareholders' equity, %	5.5	4.8
Equity ratio at end of period, %	11.2	10.8
Asset growth first quarter 2003 and full year 2002, %	-3.5	-5.7

Consolidated balance sheets	Volvo Group excl
	Financial Services 1)		Financial Services		Volvo Group total
	March 31	Dec 31	March 31	Dec 31	March 31	Dec 31
SEK M	2003	2002	2003	2002	2003	2002
Assets
Intangible assets	16 680	16 919	118	126	16 798	17 045
Property, plant and equipment	27 831	27 789	3 036	3 010	30 867	30 799
Assets under operating leases	10 213	11 155	12 645	13 284	22 021	23 525
Shares and participations	34 404	34 750	233	236	27 117	27 492
Long-term customer finance receivables	43	55	24 943	25 348	24 803	25 207
Long-term interest-bearing receivables	3 556	4 189	7	7	3 558	4 188
Other long-term receivables	8 949	8 489	65	47	8 753	8 297
Inventories	29 328	27 564	694	741	30 022	28 305
Short-term customer finance receivables	61	44	22 769	22 700	22 382	21 791
Short-term interest-bearing receivables	3 172	4 306	0	0	855	1 302
Other short-term receivables	26 421	25 767	1 741	2 126	26 967	25 693
Marketable securities	22 037	16 570	137	137	22 174	16 707
Cash and bank	6 009	7 584	538	1 602	6 301	8 871
Total assets	188 704	185 181	66 926	69 364	242 618	239 222

Shareholders' equity and liabilities
Shareholders' equity	76 880	78 278	7 520	7 494	76 880	78 278
Minority interests	228	247	0	0	228	247
Provision for post-employment benefits	17 085	16 218	23	18	17 108	16 236
Other provisions	14 424	13 893	2 194	2 828	16 618	16 721
Loans	26 819	22 494	53 066	54 270	76 828	72 437
Other liabilities	53 268	54 051	4 123	4 754	54 956	55 303
Shareholders' equity and liabilities	188 704	185 181	66 926	69 364	242 618	239 222

1) Financial Services reported in accordance with the equity method.

Balance sheet

At the end of the first quarter 2003, the Group's total assets amounted to SEK 242.6 billion, an increase of SEK 3.4 billion since year-end 2002. The increase was mainly attributable to higher amounts of inventories, receivables and liquid funds. The increase of liquid funds was related to an increase of loans, which partially compensated the negative cash flow during the period. The Group's total assets decreased by SEK 2.9 billion as a consequence of changes in currency rates.

Shareholders' equity and minority interests amounted to SEK 77.1 billion, corresponding to an equity ratio of 41%, excluding Financial Services. The Group's shareholders' equity was reduced by SEK 1.8 billion in connection with the adoption of new accounting standards for pensions and other post-employment benefits (see further on page 20). Other changes in shareholders' equity during the period are specified in the accompanying table.

Volvo's net financial debt, excluding Financial Services, increased to SEK 9.1 billion, corresponding to 11.8% of shareholders' equity. The increase related primarily to negative cash flow and new accounting standards for pensions and other post-employment benefits. Changes in net financial position are further specified in the accompanying table.

Change of Net financial position, SEK bn	First three months
Beginning of period		(6.1)
Cash flow from operating activities	(0.9)
Investments in fixed assets, net	(1.5)
Customer Finance receivables, net	0.0
Investments in shares, net	0.0
Acquired and divested operations	0.2
Cash-flow after net investments, excluding Financial Services		(2.2)
Change in provision for post-employment benefits		(1.8)
Currency effect		0.7
Other		0.3
Total change		(3.0)
Net financial position at end of period		(9.1)

Key ratios	March 31	Dec 31
12 month figures unless otherwise stated	2003	2002
Income per share, SEK	6.30	3.30
Return on shareholders' equity, %	3.3	1.7
Net financial position at end of period, SEK billion	(9.1)	(6.1)
Net financial position at end of period as percentage of shareholders' equity and minority interests	(11.8)	(7.7)
Shareholders' equity and minority interests at end of period as percentage of total assets	31.8	32.8
Shareholders' equity and minority interests excluding Financial Services, as percentage of total assets	40.9	42.4

Change in shareholders' equity	Jan - March
SEK bn	2003	2002
Beginning of period	78.3	85.2
Translation differences	(0.1)	(1.0)
Transition impact of new accounting standards for pensions and other post-employment benefits	(1.8)	-
Net income	0.5	(0.7)
Other changes	0.0	(0.2)
Balance at end of period	76.9	83.3

	March 31	Dec 31
Number of Volvo shares	2003	2002
Number of shares outstanding	419.4	419.4
Average number of shares outstanding during the period	419.4	419.4
Company shares held by AB Volvo	22.1	22.1

Cash-flow statement	First three months
SEK bn	2003	2002
Operating activities
Operating income *	0.7	(0.5)
Add depreciation and amortization	1.7	1.9
Other non-cash items	0.0	0.1
Change in working capital	(2.7)	(2.6)
Financial items and income taxes paid	(0.6)	(0.2)
Cash flow from operating activities	(0.9)	(1.3)

Investing activities
Investments in fixed assets	(1.6)	(1.7)
Investment in leasing vehicles	0.0	0.0
Disposals of fixed assets and leasing vehicles	0.1	0.3
Customer Finance receivables, net	0.0	0.0
Investments in shares, net	0.0	0.0
Acquired and divested operations	0.2	0.2
Cash-flow after net investments excl Financial Services	(2.2)	(2.5)

Cash-flow after net investments, Financial Services	(0.9)	(1.1)

Cash-flow after net investments, Volvo Group total	(3.1)	(3.6)

Financing activities
Change in other loans, net	5.8	0.6
Loans to external parties, net	0.3	0.3
Other	0.0	0.0
Change in liquid funds excl translation differences	3.0	(2.7)
Translation difference on liquid funds	(0.1)	(0.2)
Change in liquid funds	2.9	(2.9)
* excluding Financial Services

Condensed cash-flow statement, Financial Services	First three months
SEK M	2003	2002
Cash-flow from operating activities	0.8	0.8
Net investments in credit portfolio etc	(1.7)	(1.9)
Cash-flow after net investments	(0.9)	(1.1)

The Volvo Group's cash flow

Cash flow after net investments, excluding Financial Services, was a negative SEK 2.2 billion during the first quarter of 2003. Operating cash flow was a negative SEK 2.4 billion (2.7). The negative development in the first quarter was mostly related to inventory build-up and interest paid.

Cash flow after net investments within Financial Services was negative in an amount of SEK 0.9 billion in the quarter (1.1).

Net borrowing increased during the first quarter by SEK 5.8 billion. During the same period, total liquid funds increased by SEK 2.9 billion and amounted to SEK 28.5 billion as of March 31, 2003.

Financial review by business area
Net sales	First three months		Change
SEK M	2003	2002	in %
Trucks	27 393	26 558	3
Buses	2 966	3 165	(6)
Construction Equipment	4 782	4 476	7
Volvo Penta	1 908	1 962	(3)
Volvo Aero	2 244	2 485	(10)
Other	1 638	1 739	(6)
Net sales	40 931	40 385	+1

Operating income	First three months		12 months
SEK M	2003	2002	moving values
Trucks	527	(474)	2 190
Buses	(83)	(94)	(83)
Construction Equipment	140	(131)	677
Volvo Penta	159	146	660
Volvo Aero	(6)	78	(79)
Financial Services	212	115	587
Other	(40)	(2)	156
Operating income	909	(362)	4 108

Operating margin	First three months		12 months
%	2003	2002	moving values
Trucks	1.9	(1.8)	1.8
Buses	(2.8)	(3.0)	(0.6)
Construction Equipment	2.9	(2.9)	3.2
Volvo Penta	8.3	7.4	8.7
Volvo Aero	(0.3)	3.1	(0.9)
Operating margin	2.2	(0.9)	2.3

Trucks
Net sales by market area	First three months		Change
SEK M	2003	2002	in %
Europe	17 196	14 959	+15
North America	6 078	7 721	(21)
South America	625	845	(26)
Asia	1 564	1 099	+42
Other markets	1 930	1 934	(0)
Total	27 393	26 558	+3

Total market

The heavy truck market in Western Europe increased by 5% in the first quarter 2003 compared with the same period last year. This figure reflects the deliveries mainly during the fourth quarter 2002. The UK market was up 16% and Germany was up 6%, from a low level. Eastern Europe continues on an upward trend in anticipation of growth before entering the European Union. However, uncertainties linked to the war in Iraq have resulted in a wait-and-see attitude and consequently demand for medium and heavy trucks showed a slight decline on markets overall in the first quarter of 2003.

The US heavy-truck market (class 8) was down 9% in the first quarter 2003 compared with 2002. The heavy-duty truck market remains cautious, due to general economic concerns, compounded by high fuel prices and uncertainty about the impact of international conflicts. Retail purchases by small fleets and owner-operators are sharply lower due to these concerns. However, freight demand remains stable and price quote activity remains at fairly high levels, although demand for heavy vocational trucks is showing some decline. The total heavy truck business net order intake in the US in the first quarter was better than in the third and fourth quarters last year which indicates a gradual market demand recovery after the introduction of the emission legislation, US02, in October 2002.

The heavy truck market in Brazil increased by 26% in the first quarter 2003 compared with the year-earlier period.

Deliveries

Total deliveries from the Group's truck operations amounted to 36,075 vehicles in the first quarter of 2003, an increase of 8% compared with the year-earlier period. In Europe, 23,709 trucks were delivered, compared with 20,739 trucks in 2002. Both Renault and Volvo managed to maintain a high level of deliveries. Deliveries in North America were down 13% compared with the year-earlier period and totaled 6,479 vehicles in the quarter. Deliveries in Asia and Eastern Europe continued to develop favorably.

The total deliveries of Volvo trucks increased by 31% in the first quarter of 2003 compared with the year-earlier period. Europe was up 43%, North America up 4% and Asia up 48%. The strong increase in Europe is based on a high demand for the new Volvo FM and Volvo FH models and reduced deliveries in the first quarter in 2002 due to production changeover. The strong development in Asia is to a large extent based upon substantial increases in Iran.

Renault Trucks deliveries during the first three months of 2003 amounted to 15,314 vehicles, almost equal compared with the year-earlier period. In Western Europe, deliveries amounted to 13,000 units, down 2%. While sales in France declined by 4%, sales in Spain and the UK increased by 5%, and sales in Germany were up 13%. However Portugal is experiencing a major market downturn and sales of Renault Trucks dropped by 41%. In Eastern Europe, sales of Renault Trucks increased by 48%, mainly due to the medium duty truck, Renault Midlum, and to sales in Poland where sales doubled.

Mack deliveries were down in the quarter compared with a year earlier. The deliveries were affected by three unscheduled non-production weeks at Macungie and by the continued transition of production into the New River Valley Plant. The transition was completed by the end of March, and ramp-up of production to 36 trucks a day is scheduled to be reached by May.

Order situation

The uncertainties linked to the war in Iraq have resulted in a wait-and-see attitude in the markets. The demand for medium to heavy trucks showed a slight decline on markets overall in the first three months of the year.

Volvo Trucks' total order intake was down 8% compared with the first quarter in 2002. The decline is a consequence of the high order intake in the beginning of 2002 during the introduction of the new Volvo FM/FH trucks, combined with the effects from a slowdown in Western Europe. Volvo's order intake in Europe was 21% below the first quarter in 2002. In North America, order intake was 16% above the level in 2002 and higher than all the separate quarters in 2002, reflecting excellent early demand for the new Volvo VN truck. Volvo's order intake in Asia was up 15% in the first quarter, mainly due to a positive development in Iran.

Order intake for Renault Trucks declined during the beginning of the year, after an announcement of price increases. Orders for Renault Midlum increased (up 12%), showing the constant interest by customers in this range launched three years ago. At the beginning of this year, Renault Trucks and Saipa Diesel (Iran) concluded an order of about 1,500 Renault Midlum units annually. The trucks will be assembled locally with a progressive integration.

Order intake for the first quarter for Mack was about 37% below the intake for the first quarter of 2002 - roughly in line with the North American industry as a whole.

Market shares

The combined market share for heavy trucks in Western Europe for the truck operations of the Volvo Group was 28.9% compared with 26.9% in the year-earlier period. Volvo Trucks share of the market was 16.4% (12.8) in the heavy class. This was due to high deliveries in the fourth quarter of 2002. Renault Trucks' share of the market declined in the medium-duty segment, down 1.6 percentage points, and in the heavy-duty segment, down 1.1 points in a downward Western European market, compared with the year-earlier period. The Renault Midlum truck stands 0.6 points above the level at year-end 2002 with a market share of 11.6% in the medium-duty segment.

In the US, the combined market share in class 8 improved to 19.9% (19.6). Volvo's market shares through March in the US amounted to 10.7% (7.3). This increase is due to a high demand in the fourth quarter 2002 for the new Volvo VN, developed to meet the new US02 emission regulations. Mack's market share for the first quarter of 2003 declined as a result of the downturn in the vocational segment and amounted to 9.2% (12.3).

The market share in Brazil through March was 26.5% (27.6). In recent months, Volvo has defended the product price level successfully in a very price competitive market.

Financial performance

Net sales for the first quarter amounted to SEK 27,393 M, compared with SEK 26,558 M in the year-earlier period, an increase of 12% adjusted for currency effects. Operating income for the quarter was SEK 527 M (loss: 474). Earnings improved on most markets in the quarter. The improvement was largely related to strong earnings within Volvo Trucks in Europe, improved margins for Renault and to reduced losses in the North American truck operations.

New products

Volvo Trucks has commenced assembly of heavy trucks in Moscow in a joint-venture operation with the Russian company AFK Sistema. The yearly production is expected to be around 200-300 units initially, depending on the market demand. In the US, the production rate of Volvo VN trucks at the New River Valley (NRV) plant will be increased in April from 44 units a day to 72. The new Volvo FM/FH and the Volvo NH have been launched in Iran. The trucks will be assembled in Teheran.

Renault Trucks received the Truck of the Year award in Poland for its Renault Magnum, as a result of its competitive qualities in terms of comfort, innovation and efficiency.

Transition of Mack Vision/CH production to NRV was completed and ramp up to full production begun, with the plant producing its 1,000th Mack truck in early March. Customer/dealer feedback is uniformly positive to date regarding both the plant's operations and the quality of Mack products coming from NRV.

Buses
Net sales by market area	First three months		Change
SEK M	2003	2002	in %
Europe	1 690	1 560	+8
North America	757	857	(12)
South America	43	97	(56)
Asia	341	444	(23)
Other markets	135	207	(35)
Total	2 966	3 165	(6)

Total market

Large regional variations continue to prevail in the global market for buses. The coach market continued to weaken due to the geopolitical situation. The sharp decline in the European market continued. The decline in demand is particularly pronounced in the Continental European markets. The North American market remained weak. The total market was continued strong in Asia, primarily China.

Order situation

Order bookings during the first quarter were at a level similar to last year, 1,880 (1,840). Increases were noted in the Nordic countries and in China while other international markets, as well as North and South America reported declines. The order backlog on the closing date was 3,510 orders, a decline compared with the corresponding period during 2002 (3,700).

Deliveries

During the first quarter, Volvo Buses delivered 1,816 buses (1,842). Higher volumes were registered in the Nordic countries and in China while other areas showed a corresponding decrease in volumes. The volume drop in South America continued as result of our clear focus on selling at acceptable prices. Deliveries to the International markets were down due to weak demand and the uncertain situation in the Middle East region.

Market shares

In a contracting total market in Europe, Volvo's market share was 17% (16%) mostly as a result of increasing shares in the Nordic region. In the Asia Pacific region, Volvo Buses increased its share of the market to 3% (2%) in an expanding market. In Mexico, Volvo's share increased in the market for tourist buses, while the share in smaller city buses declined.

Financial performance

Net sales during the first quarter amounted to SEK 2,966 M (3,165), an increase of 3% adjusted for currency effects. An operating loss was reported of SEK 83 M (94), which was in line with the preceding year. Contributing positively to operating earnings were improvements in Mexico, US and Canada, in spite of reduced volumes. The income was hampered by unfavorable development of currencies as well as of a reduced capacity utilization in production. Lower volumes in Hong Kong and South Africa also affected earnings negatively.

In focus

Volvo Buses' cost-saving and productivity improvement program, which is in part intended to improve prerequisites with respect to prices and volumes, is continued to be driven forcefully. Special resources have been allocated with the aim of significantly improving cash flow and capital management within the company.

Construction Equipment
Net sales by market area	First three months		Change
SEK M	2003	2002	in %
Europe	2 601	2 245	+16
North America	1 096	1 226	(11)
South America	110	175	(37)
Asia	740	667	+11
Other markets	235	163	+44
Total	4 782	4 476	+7

Total market

The total combined world market for heavy and compact construction equipment, within Volvo CE's product range, increased by 1% during the first quarter compared with the corresponding period in the preceding year. In North America the market was down 10%, in Europe the decline was 2% while other markets were up 11%, strongly driven by China (up 55%) and the Middle East (up 40%).

The market for heavy construction equipment rose 12% during the first quarter compared with a year earlier. The North American market was up 2%, Europe 1% and other markets increased by 21%.

The world market for compact equipment declined 7% during the quarter. The North American market was down 19%, Europe 4% and other markets 2%.

Market share

Compared with the year earlier period, Volvo CE was able to increase its share of the total market in several important product and geographical areas, mainly due to recently launched products backed by a strong brand name.

Order situation

The value of the order backlog at March 31 was approximately 30% higher than on the same date in 2002. Compared with year-end 2002, the value of the order backlog was around 56% higher.

Financial performance

Volvo CE's net sales amounted to SEK 4,782 M (4,476) during the first quarter, an increase of 7%. The operating income during the quarter amounted to SEK 140 M (loss: 131). The operating margin was 2.9%. The improvement in operating income was mainly due to the fact that the first quarter in the year-earlier period was negatively affected by ramp up issues. The increase in net sales is mainly due to higher volumes.

Product introductions and other events

During the first quarter the assembly of crawler excavators began in China. The new Volvo CE factory, based in Shanghai, is established to meet the rapidly growing demand for excavators in China. During 2002 around 17,000 excavators were sold in China and the market is expected to grow further.

In Volvo CE's plant in Asheville, North Carolina, series production of the new Volvo skid steer loaders commenced during the quarter. First deliveries to dealers, customers and rental stores in North America will take place during the month of April. Eight new Volvo CE rental stores were opened in North America during the first quarter.

A new series of medium-range wheel loaders, L60E, L70E, L90E, and L110E was launched during the first quarter. The new machines, which in some cases take Volvo into new segments, have been well received by the customers.

Volvo Penta

Net sales by market area	First three months		Change
SEK M	2003	2002	in %
Europe	1 108	1 034	+7
North America	521	578	(10)
South America	32	33	(3)
Asia*	203	281*	(28)
Other markets	44	36	+22
Total	1 908	1 962	(3)

* The Malaysian Genset operation was divested in the beginning of 2003.

Total market

The global marine and industrial engine market continued to decline during the first quarter. In Europe, however, demand for marine engines was stable while the market for industrial engines declined somewhat. The North American total market for industrial engines remained weak, while marine engines had a relatively stable trend compared with the preceding year.

Demand for industrial engines in China and Southeast Asia developed positively. In South America, the total market for marine and industrial engines continued to be weak.

Market share

Volvo Penta continued to defend and strengthen its market shares. The intensive product renewal of recent years on the marine side has generated strong market positions among major boat builders in Europe and North America. Volvo Penta has successively strengthened its position in Asia with increased market shares in industrial engines as well as diesel engines for marine commercial craft.

Order situation

Volvo Penta recorded an all-time high in order bookings during the first quarter of 2003. Demand for marine engines for leisure boats in Europe and North America remained strong. Volvo Penta also posted a rise in order intake for industrial engines during the first quarter.

Financial performance

Volvo Penta's operating income during the first quarter amounted to SEK 159 M (146), which is the best first-quarter result to date for Volvo Penta. Unfavorable currency rates had an adverse impact on earnings compared with the preceding year, but despite this, operating margin improved to 8.3% (7.4).

Volvo Penta's rising market shares have withstood the slowdown in the world economy. The total sales value during the quarter declined 3% to SEK 1,908 M (1,962 M), solely as a result of the weakened US dollar.

Volvo Penta's sales by business segments are as follows (in SEK M): Marine Leisure 1,279 (1,215), Marine Commercial 207 (236) and Industrial 422 (511).

Sales of diesel engines to leisure boats in Europe and industrial engines in Asia reached record high during the first quarter. Continued strong development was also noted in North America. The decline in sales of industrial engines can be traced to the Middle East situation and to the sharply reduced sales of industrial engines to Saudi Arabia.

New products

Volvo Penta has received favorable response to new products launched in recent years within all business segments. The rate of product renewal will be further intensified this current year.

The successful product launches mean that Volvo Penta now has full capacity utilization at its diesel engine plants in Vara, Sweden and Wuxi, China. Capacity utilization at the gasoline engine motor plant in Lexington, US is also on a very high level.

Volvo Aero
Net sales by market area	First three months		Change
SEK M	2003	2002	in %
Europe	1 164	986	+18
North America	873	1 260	(31)
South America	41	51	(20)
Asia	136	156	(13)
Other markets	30	32	(6)
Total	2 244	2 485	(10)

Total market

World airline passenger traffic increased by 2.4% in February. This was down substantially from the average double-digit growth of the past five months. All regions experienced declines in traffic growth. Total US traffic showed no increase in February and preliminary figures for March indicate a drop of 5%. Total European traffic increased by 2.8% in February and Asia-Pacific international traffic grew by 5%. European airlines also reported substantial declines in passenger traffic during the war in Iraq.

The after effects of the Iraq War, fear of new terrorist attacks plus the fear of the spreading virus Severe Acute Respiratory Syndrome (SARS) indicate the likelihood of further traffic deterioration in the months ahead. Airlines around the world have announced capacity cuts in response to softening demand.

Airlines are extremely sensitive to decreasing air traffic as their fixed cost portion is very high and often built on the assumption of a continued growing market (4-5% annually). In addition increasing fuel prices add to the burden. With some 20-25 percent reduction of capacity, still however carrying most of the cost for the grounded fleet of aircraft, cost cutting only will not solve the problem.

Order situation

As an effect of the airline industry crisis, orders for components for new aircraft engines and spare parts continued to decline, compared with the year-earlier period.

Declining air travel to a great extent also affects the spare parts market and the need for engine overhaul, two other areas in which Volvo Aero is active.

Financial performance

Net sales declined 9.7% during the period to SEK 2,244 M (2,485). Operating earnings declined to a loss of SEK 6 M (income: 78), despite a relatively good result for production of components and spare parts to commercial aircraft engines and in the military operations. Operating margin was a minus 0.3% (positive: 3.1). Profitability remains unsatisfactory in aircraft engine overhaul, spare parts sales and stationary gas turbines.

New orders

Volvo Aero signed an agreement with German MTU Aero Engines to manufacture components for the GP 7000, an engine intended for Airbus's forthcoming A380 jumbo jet. Volvo Aero will produce the LPT (low-pressure turbine) case over a 15-year period. Volvo Aero is already a partner in the Rolls-Royce Trent 900 engine program, the second engine alternative for the A380. During the period, the first development hardware was delivered to Rolls-Royce in England.

Volvo Aero signed two contracts, with a combined value of more than SEK 280 M, covering overhaul of JT9D engines. One contract was signed with US-based General Electric and covers ten engines that will be maintained for several years. The order value is about SEK 180 M. The second contract, with an estimated value of SEK 100 M, is with the UK freight carrier MK-Airlines. A new contract was also signed with the Australian company Skywest Airlines covering overhaul of the company's fleet of five Fokker 50 aircraft with PW100 engines.

Volvo Aero Services has entered into a five-year agreement with aircraft manufacturer Bombardier to become the exclusive worldwide supplier of de Havilland DHC-8 new and reconditioned parts. This arrangement further positions Volvo Aero Services as the leading independent supplier of aftermarket services to the regional airline market.

Financial Services

New financing

The total volume of new retail financing during the first quarter 2003 amounted to SEK 5.9 billion, compared with SEK 5.8 billion during the first quarter 2002. Total number of contracts financed during the first three months of 2003 was 6,663 giving an average financing volume per contract of SEK 0.89 M. Some 52% (52) of the volume was Volvo Trucks, 17% (13) was Volvo CE, 16% (13) was Renault Trucks, 7% (10) was Volvo Buses and 7% (9) was Mack Trucks.

In the markets where financial services are offered, the average penetration for the first quarter was 31% for Construction Equipment, 29% for Volvo Trucks, 21% for Volvo Buses, 13% for Renault Trucks and 11% for Mack Trucks. Expressed as an average, Volvo Financial Services (VFS) financed 21% of the Group's products sold in the markets where financing is offered.

Total assets

Total assets as of March 31 2003, amounted to SEK 67 billion (71), of which SEK 60 billion (62) was in the credit portfolio. Adjusted for the effects of foreign-exchange movements, the credit portfolio remained unchanged during the first quarter of 2003, compared with a growth of 1% during the year-earlier period. The credit portfolio consists of 58% Volvo Trucks, 15% Construction Equipment, 10% Buses, 9% Renault Trucks and 6% Mack Trucks. The remaining 2% is mainly related to Volvo Aero and Volvo Penta.

Financial performance

Operating income for the first quarter amounted to SEK 212 M (115) compared with fourth-quarter earnings in 2002 of SEK 129 M. Return on equity calculated as a 12 month moving average was 5.5% (4.1). The equity ratio at March 31, 2003 was 11.2% (10.3).

Write-offs during the first quarter of 2003 amounted to SEK 367 M (212), of which SEK 158 M (84) is related to the accelerated write-offs of the non-performing judicial portfolio in Peru. An additional SEK 87 M of write-offs is attributable to the US and Canada implementing VFS's new write-off policy that establishes shorter time periods from when a contract becomes non-performing until it is written off. The annualized write-off ratio year to date was 2.35% (1.31). Adjusted for the additional write-offs due to the Peruvian portfolio and VFS's new write-off policy, the write-off ratio was 0.78% (0.80). At the end of March, total credit reserves amounted to 2.2% of the credit portfolio compared with 2.6% at the end of 2002.

During the first quarter of 2003, the US Customer Finance operation returned to profitability. This was achieved through a combination of improved margins, reduced operating cost, stricter underwriting criteria, stronger and more focused collection activities and a continuous clean-up of the weaker part of the US Truck and Bus portfolios.

Number of employees

As of March 31, 2003, the Volvo Group had 72,439 employees, compared with 71,156 at the end of 2002. The increase relates to the consolidation of the Chinese joint ventures, Sunwin Bus and Xian Silverbus and to acquired Volvo truck dealers in Brazil.

Göteborg, April 28, 2003.

AB Volvo (publ)

Leif Johansson

This report has not been reviewed by AB Volvo's auditors.
Quarterly figures,
Volvo Group *
SEK M unless otherwise specified	1/2002	2/2002	3/2002	4/2002	1/2003
Net sales	40 385	49 294	41 524	45 877	40 931
Cost of sales	(33 205)	(40 560)	(34 090)	(37 598)	(33 314)
Gross income	7 180	8 734	7 434	8 279	7 617
Research and development expenses	(1 505)	(1 373)	(1 335)	(1 656)	(1 769)
Selling expenses	(3 797)	(3 787)	(3 612)	(4 197)	(3 597)
Administrative expenses	(1 277)	(1 455)	(1 474)	(1 258)	(1 304)
Other operating income and expenses	(1 094)	(958)	(378)	(559)	(258)
Income from Financial Services	115	120	126	129	212
Income from investments in associated companies	16	(47)	59	98	2
Income from other investments	0	325	(3)	(13)	6
Operating income	(362)	1 559	817	823	909
Interest income and similar credits	266	313	308	359	284
Interest expenses and similar charges	(514)	(500)	(428)	(428)	(451)
Other financial income and expenses	(8)	(62)	(113)	(17)	15
Income after financial items	(618)	1 310	584	737	757
Taxes	(118)	(212)	(158)	(102)	(244)
Minority interests	(10)	(18)	(5)	3	(7)
Net income	(746)	1 080	421	638	506

Depreciation and amortization included above
Volvo Group excl Financial Services	1 950	2 184	1 960	1 669	1 718
Financial Services	783	708	712	877	738
Total	2 733	2 892	2 672	2 546	2 456

Income per share, SEK	(1.80)	2.60	1.00	1.50	1.20
Average number of shares, million	419.4	419.4	419.4	419.4	419.4
* Financial Services reported in accordance with the equity method.
Income per share is calculated as net income divided by the weighted average number of shares outstanding during the period.

Key operating ratios
%	1/2002	2/2002	3/2002	4/2002	1/2003
Gross margin	17.8	17.7	17.9	18.0	18.6
Research and development expenses in % of net sales	3.7	2.8	3.2	3.6	4.3
Selling expenses in % of net sales	9.4	7.7	8.7	9.1	8.8
Administrative expenses in % of net sales	3.2	3.0	3.5	2.7	3.2
Operating margin	(0.9)	3.2	2.0	1.8	2.2

Net sales
SEK M	1/2002	2/2002	3/2002	4/2002	1/2003
Trucks	26 558	32 554	28 507	31 133	27 393
Buses	3 165	4 142	2 876	3 852	2 966
Construction Equipment	4 476	6 188	5 061	5 287	4 782
Volvo Penta	1 962	2 249	1 735	1 723	1 908
Volvo Aero	2 485	2 338	1 961	2 053	2 244
Other	1 739	1 823	1 384	1 829	1 638
Net sales	40 385	49 294	41 524	45 877	40 931

Operating income
SEK M	1/2002	2/2002	3/2002	4/2002	1/2003
Trucks	(474)	483	673	507	527
Buses	(94)	51	(84)	33	(83)
Construction Equipment	(131)	464	120	(47)	140
Volvo Penta	146	225	117	159	159
Volvo Aero	78	40	(72)	(41)	(6)
Financial Services	115	120	126	129	212
Other	(2)	176	(63)	83	(40)
Operating income	(362)	1 559	817	823	909

Operating margins
%	1/2002	2/2002	3/2002	4/2002	1/2003
Trucks	(1.8)	1.5	2.4	1.6	1.9
Buses	(3.0)	1.2	(2.9)	0.9	(2.8)
Construction Equipment	(2.9)	7.5	2.4	(0.9)	2.9
Volvo Penta	7.4	10.0	6.7	9.2	8.3
Volvo Aero	3.1	1.7	(3.7)	(2.0)	(0.3)
Operating margin	(0.9)	3.2	2.0	1.8	2.2

Accounting principles

In preparing this report, Volvo has applied the accounting principles presented in Note 1, of the Volvo 2002 Annual Report.

Change of accounting principles in 2003

Effective in 2003 Volvo has adopted RR29 Employee benefits in its financial reporting. RR29 Employee benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all significant respects with IAS19 Employee benefits issued earlier by the International Accounting Standards Committee (IASC). By adoption of RR29, defined benefit plans for pensions and health-care benefits in all the Group's subsidiaries are accounted for with consistent principles. In Volvo's financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability has been established as per January 1, 2003, determined in accordance with RR29. This transitional liability has been determined to exceed the liability recognized as per December 31, 2002, in accordance with earlier principles with SEK 1.8 billion. The excess liability has consequently been recognized as per January 1, 2003, as an increase of provisions for pensions and similar benefits and a corresponding decrease of shareholders' equity. In accordance with the transition rules of the new standard, Volvo has not restated figures for earlier years in accordance with the new accounting standard. Because the Group's subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR29 differs for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR29 has mainly had the effect that plan assets invested in Volvo's Swedish pension foundation as from 2003 are accounted for at a long-term expected return rather than be revalued each closing date to fair value. For Volvo's subsidiaries in the United States, differences relate to accounting for past service costs and the fact that RR29 does not include rules about minimum liability adjustments.

Units invoiced Trucks	First quarter 2003	First quarter 2002	Change in %
Europe	23,709	20,739	14
Western Europe	21,645	19,296	12
Eastern EuropeEastern Europe	2,064	1,443	43
North America	6,479	7,442	(13)
South America	1,279	1,164	10
Asia	2,808	1,717	64
Other markets	1,800	2,260	(20)
Total, Trucks	36,075	33,322	8

Mack Trucks	First quarter 2003	First quarter 2002	Change in %
North America	3,413	4,555	(25)
South America	98	182	(46)
Asia	10	1	900
Other markets	222	256	(13)
Total	3,743	4,994	(25)

Renault Trucks	First quarter 2003	First quarter 2002	Change in %
Europe	14,030	13,947	1
Western Europe	13,000	13,249	(2)
Eastern Europe	1,030	698	48
North America	69
South America	15
Asia	375	82	357
Other markets	825	1,296	(36)
Total	15,314	15,325	(0)

Volvo Trucks	First quarter 2003	First quarter 2002	Change in %
Europe	9,679	6,792	43
Western Europe	8,645	6,047	43
Eastern Europe	1,034	745	39
North America	2,997	2,887	4
South America	1,166	982	19
Asia	2,423	1,634	48
Other markets	753	708	6
Total	17,018	13,003	31

Units invoiced, buses/bus chassis	First quarter 2003	First quarter 2002	Change in %
Europe	762	714	7
Western Europe	734	639	15
Eastern Europe	28	[75]	(63)
North America	357	445	(20)
South America	35	[84]	(58)
Asia	532	437	22
Other markets	130	162	(20)
Total, buses/bus chassis	1,816	1,842	(1)

SIGNATURE

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Aktiebolaget Volvo\Publ\ (Registrant)
April 28, 2003 (Date)	/s/ PATRIK STENBERG Patrik Stenberg Manager, Financial Information